Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 5, 2023

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Tidal ETF Trust (the “Tidal Trust”)

Form N-14

File No. 333-273743

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 31, 2023, with respect to the Form N-14 (the “N-14”) regarding the proposed reorganization of the Gotham Short Strategies Fund (the “Target Fund”), a series of FundVantage Trust (the “FV Trust”), into the Gotham Short Strategies ETF (the “Acquiring Fund”), which is a newly created series of Tidal Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	When cross-referencing documents incorporated by reference, please include the 1933 Act numbers.

Response: The requested disclosure has been added.

2.	In relation to the Q&A “How will the Reorganization affect me?,” please include a cross-reference to the section that states that all Target Fund shareholders currently hold their shares in brokerage accounts and that such firms will accept the Acquiring Fund’s ETF shares.

Response: The requested disclosure has been added.

3.	In relation to the Q&A “How do the fees and expenses of the Acquiring Fund compare to the fees and expenses of the Target Fund?,” before providing the details regarding expense limitation agreements, management fees and unitary fee structures, please revise the disclosure to clearly answer the question in one or two sentences. Does Gotham have any recoupment rights under the expense limitation agreement with respect to the Target Fund. If so, please disclose any amounts being recouped or amounts being carried over.

Response: The Tidal Trust responds that Gotham will not have the right to recoup from the Acquiring Fund any fees waived or expenses reimbursed with respect to its service as the investment adviser to the Target Fund. In addition, the response to the aforementioned Q&A has been revised to add the following disclosure at the beginning of the response:

“Total annual Fund operating expenses for the Target Fund are higher than the expected total annual Fund operating expenses for the Acquiring Fund. Total annual Fund operating expenses after fee waiver and/or expense reimbursement for the Target Fund are expected to be the same as the total annual Fund operating expenses for the Acquiring Fund.”

4.	Please explain in supplemental correspondence the reasons that this reorganization will not result in a decrease in total operating expense ratios going forward.

Response: The Tidal Trust notes that due to the unitary fee structure of the Acquiring Fund, the Total annual Fund operating expenses of the Acquiring Fund are expected to be significantly lower than the Total annual Fund operating expenses of the Target Fund. Due to the expense limitation agreement in place between the FV Trust, on behalf of the Target Fund, and Gotham, the Total annual Fund operating expenses after fee waiver and/or expense reimbursement for the Target Fund are the same as the expected Total annual Fund operating expenses for the Acquiring Fund. The Tidal Trust notes that, currently, the expense limitation for the Target Fund is only in place through January 31, 2024, and that if Gotham elected not to continue the expense limitation agreement for the Target Fund after that date, shareholders of the Target Fund would bear significantly higher expenses than the expected expenses of the Acquiring Fund.

In addition, the Target Trust notes that consideration of the expense ratios of each Fund was only one factor that the FundVantage Board considered in evaluating and approving the Reorganization, with additional factors considered by the FundVantage Board disclosed under “Reasons For the Reorganization” in the N-14.

5.	Please add additional disclosure, either in this section or Exhibit E, that describes the sub-adviser’s processes for (i) implementing risk control considerations, (ii) incorporating initial and ongoing research and analyses methodologies for issuers within its coverage universe, and (iii) assess the valuation of such issuers.

Response: The Tidal Trust responds by adding the following disclosure under “Principal Investment Strategies” on page E-1 of Exhibit E:

i) Risk management targets and constraints are built directly into the Fund’s strategy specification within Gotham’s internally-developed portfolio management and risk-monitoring systems. Gotham’s systems monitor intraday changes in the portfolio and check that portfolio characteristics (such as leverage, concentration, and liquidity) are within expected ranges. In addition, Gotham’s risk-monitoring systems run a variety of checks throughout the day and send alerts to different teams at Gotham on a daily basis. The Fund is generally rebalanced daily, including to reflect adherence to risk constraints.

(ii) Gotham’s research team adjusts company financials within Gotham’s database according to Gotham’s valuation framework and companies are ordered from most attractive (largest discount to value) to least attractive (largest premium to value), based on Gotham’s measures of absolute and relative value.  The portfolio rankings are then subject to risk constraints encompassing market exposures, diversification, and liquidity.  Portfolio positions are updated daily to reflect adjustments driven by changes in stock rankings, maintenance of portfolio net and gross leverage and adherence to risk constraints.

(iii) Gotham’s research team evaluates companies according to the proprietary analytical framework, which is based on fundamental measures of performance derived from publicly available financial data and records the analysis in a centralized database. All information in the fundamentals database is accessible in real time to all members of the research team and the Fund’s portfolio managers.

6.	Please confirm that, although share purchases may be suspended a week prior to the reorganization, Target Fund share redemptions will continue to be processed through the effective date of the reorganization. If not, add disclosure when redemptions might be suspended.

Response: The Tidal Trust confirms that shareholders of the Target Fund will be able to redeem shares of the Target Fund until the last business day before the closing of the Reorganization and that such information was communicated to shareholders of the Target Fund by supplement to the Target Fund’s registration statement dated July 27, 2023.

7.	Please advise us supplementally what, if any, exemptive orders the Acquiring Fund, or its adviser or affiliates have obtained that would be relied upon by the Acquiring Fund.

Response: The Tidal Trust hereby informs the Staff supplementally that the Acquiring Fund does not currently intend to rely on any exemptive orders that the Tidal Trust, the Acquiring Fund’s investment adviser, or affiliates have previously obtained.

8.	In supplemental correspondence, please explain the basis for the conclusion that “Other Expenses” would decline from 2.17% to 0.00% and describe how this estimate was determined to be reasonable.

Response: The Tidal Trust responds by noting that the anticipated decrease in “Other Expenses” is attributable to the unitary fee structure of the Acquiring Fund pursuant to which Toroso, as investment adviser to the Acquiring Fund, has agreed to pay all expenses of the Acquiring Fund, except for Excluded Expenses (as defined in the N-14), in exchange for a single unitary management fee from the Acquiring Fund. Currently, the Target Fund pays separate fees to other service providers to cover operational expenses in addition to paying a management fee to Gotham, the investment adviser to the Target Fund, with such fees subject to the expense limitation agreement for the Target Fund. The Tidal Trust further responds that the estimate of “Other Expenses” for the Acquiring Fund was based on a review of the portfolio of the Target Fund, which will become the portfolio of the Acquiring Fund following the Reorganization.

9.	In supplemental correspondence, please describe (i) what alternatives other than a merger and conversion to an ETF, if any, were considered by the Target Fund Board, but not pursued, (ii) details of any business conditions or legal issues that prompted the reorganization, and (iii) and agreements between Toroso and Gotham not reflected in the advisory agreements or other exhibits filed with the N-14.

Responses:

(i)	The FV Trust’s Board considered several factors in making its determination that participation in the Reorganization was in the best interests of the Target Fund and that the interests of the Target Fund’s shareholders would not be diluted as a result of the Reorganization, including whether there were any alternatives to the Reorganization. In analyzing potential alternatives, the FV Trust’s Board considered Gotham’s written responses to diligence requests in which Gotham stated its belief that reorganizing the Target Fund’s assets into an ETF on the Tidal platform, on which Gotham sponsors other existing ETFs, was in the best interests of the Target Fund’s shareholders. The FV Trust’s Board independently considered Gotham’s rationale and ultimately concluded that a merger and conversion into an ETF structure on the Tidal platform would be in the best interest of the Target Fund and its shareholders, rather than continuing to operate as a mutual fund on the FundVantage platform.

(ii)	Gotham’s decision to propose the Reorganization stemmed from several business considerations related to certain perceived advantages of the ETF structure over the mutual fund structure, including: (i) an ETF’s intraday liquidity is more appealing to institutional investors and financial advisors that seek to hedge the portfolios they manage, given that the Target Fund is a net-short investment product; (ii) an ETF structure will not have a redemption fee, in contrast to the Target Fund’s 1% redemption fee in a mutual fund structure; and (iii) tax efficiencies for shareholders associated with how ETFs are traded, as opposed to how shares of mutual funds are issued and redeemed.

(iii)	Toroso and Gotham have entered into a platform support agreement pursuant to which Gotham will provide overall economic support for the Acquiring Fund by assuming Toroso’s obligation to pay all expenses incurred by the Acquiring Fund, except for Excluded Expenses. In exchange, Toroso has agreed to pay to Gotham the profits, if any generated by the Acquiring Fund’s unitary management fee. The terms of this agreement between Toroso and Gotham are disclosed on page 17 of the N-14.

10.	Include in the disclosure, if applicable, whether the Board considered any adverse or potential negative consequences of the reorganization, and how such factors were weighed against the potential benefits, and indicate whether the Board’s decision was unanimous.

Response: The FV Trust’s Board considered various potential adverse effects of the Reorganization. Such considerations included, among others, that the ETF structure utilized by the Acquiring Fund has operational differences that could negatively impact certain shareholders. As noted in the disclosure, however, the Board also considered that shareholders of the Target Fund may redeem or exchange their shares of the Target Fund prior to the Reorganization if they do not wish to hold shares of an ETF.

Additionally, the last sentence of the section entitled “Reasons for the Reorganization” will be revised as follows: “The FundVantage Board unanimously approved the Plan and made the foregoing determinations.”

11.	Please revise the disclosure to state that broker non-votes will not be treated as present for meeting the quorum purposes.

Response: Reference to broker non-votes being treated as votes present at the Meeting will be removed.

12.	Please delete the last sentence on page 35 of the N-14 or alternatively explain in supplemental correspondence how this use of uninstructed shares complies with NYSE Rule 452.10.

Response: The sentence will be deleted.

13.	Under principal investment strategies in Exhibit E to the N-14, please clarify in the disclosure what is meant by “equity related securities.” Is this a reference to swaps mentioned in the following sentence? Are there other equity-related securities that will comprise a portion of the portfolio. If so, please include a description of those in the disclosure.

Response: Equity related securities refer to the swaps mentioned in the following sentence. There are no other equity-related securities that will comprise a portion of the portfolio. The first sentence of the second paragraph under “Principal Investment Strategies” in Exhibit E will be revised as follows:

“The Fund seeks to achieve its investment objective by investing under normal circumstances in long and short positions of equity and equity-related securities (swaps), primarily of companies traded on U.S. markets.”

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC